ZEN Graphene Solutions and Trebor Rx Announce Health

Canada Approval for ZENGuard™ Mask

Guelph, ON - September 22, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, today announces Health Canada approval of ZENGuard™ disposable face mask with biocidal coating and is rated at an ASTM Level 3. The review process included extensive examination of data related to shedding, inhalation safety, skin irritation, pathogen deactivation, bacterial filtration efficiency and viral filtration efficiency. As a result of the review, Health Canada has validated that ZENGuard™-enhanced surgical masks are safe for use by Canadians.

"Exactly one year ago today we announced the scientific breakthrough related to our antimicrobial coating - and now seeing proactive affirmation from Health Canada that ZENGuard™-enhanced surgical masks are safe, we have achieved a major milestone for our Company and shareholders. This heralds a future that would not have been possible except for the ingenuity and tireless effort from our people," commented Greg Fenton, ZEN CEO.

"We are ready to bring what we believe is a significant differentiator in the PPE space to those in Canada's highest risk environments. Looking beyond our borders, the first regulatory approval of our technology for use on surgical masks is also significant as we continue developing our international growth strategy. We will build on this momentum in the months ahead through the expansion of our production capacity and strategizing with our commercial partners. This technology was conceived and designed to address a global need - to better protect front-line workers and those most vulnerable - and this will continue to be a driving force for our team moving forward." he added.

"A new level of safety and protection has been achieved by the approval of Trebor's biocidal coated ZENGuard™ mask. Health Care facilities can now offer a better mask to fight against airborne pathogens. This is a game changer in the PPE space, and we look forward to reaching out to Health Care facilities with this new gold standard in mask protection" said George Irwin, CEO of Trebor RX.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.